UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Farmer Bros. Co.
2.	Name of Person Relying on Exemption: JCP Investment Manageent, LLC JCP Investment Partnership, LP JCP Investment Partners, LP JCP Investment Holdings, LLC James C. Pappas

3.	Address of Person Relying on the Exemption: 1177 West Loop South, Suite 1320 Houston, Texas 77027
4.	Written Material. The following written materials are attached: Press release, dated November 15, 2021.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. JCP Investment Management, LLC (together with its affiliates, “JCP”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by JCP.

PLEASE NOTE: JCP is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

JCP STATES OPPOSITION TO PROPOSED INCREASE IN AUTHORIZED SHARES AT FARMER BROS. CO.

Believes Proposed Increase is Contrary to Best Interests of Stockholders and Intends to Vote AGAINST Proposal 3 at Upcoming Annual Meeting

Believes Fellow Stockholders Should Vote AGAINST Proposal 3

HOUSTON, TX, November 15, 2021 – JCP Investment Management, LLC (together with its affiliates, “JCP” or “we”), a significant stockholder of Farmer Bros. Co. (“Farmer Bros.” or the “Company”) (NASDAQ:FARM), with ownership of approximately 4.3% of the Company’s outstanding shares, today stated its opposition to Farmer Bros.’ proposal to amend its Certificate of Incorporation to increase the number of authorized shares at the Company’s upcoming 2021 annual meeting of stockholders scheduled to be held on December 15, 2021 (the “2021 Annual Meeting”).

Proposal 3 at the 2021 Annual Meeting seeks stockholder approval to increase the number of authorized shares of common stock of the Company from 25 million to 50 million. We had already privately expressed our concerns to the Company regarding recent dilution of stockholders, so naturally we were alarmed by the proposed increase in authorized shares that could result in extreme dilution of existing stockholders and serve as an anti-takeover measure.

In our view, the Company’s underperformance over the last 3-, 5-, 10- and 15-year periods coupled with its current high burn rate of 4.2% does not war ant an increase of this magnitude. 1, 2 To put things in perspective, the Company’s current market capitalization is approximately $150 million and it filed a shelf registration statement to offer the sale of up to $175 million in securities.

Share Price Performance (1)
	3-Year	5-Year	10-Year	15-Year
2021 Proxy Peers	20%	77%	487%	726%

Russell 2000 Index	59%	85%	235%	205%

Farmer Bros. Co.	-66%	-74%	39%	-58%

Underperformance vs. Proxy Peers	-86%	-151%	-448%	-784%
Underperformance vs. Russell 2000 Index	-125%	-160%	-196%	-263%

Source: Bloomberg as of November 12, 2021.
1. Figures assume reinvestment of dividends.
2. 2021 Proxy Peers Include: BGS, JBSS, SAM, LANC, CVGW, MED, CALM, MGPI, PRMW, CHEF, SENEA, TWNK, SMPL, JJSF, STKL, BYND, BRID, NBEV

1 As mentioned in its proxy statement filed in connection with the 2021 Annual Meeting, the Company’s three-year average burn rate for fiscal 2019 through fiscal 2021 is 4.2%, which the Company acknowledges is high.

2 In addition, approving the Amended and Restated 2017 Long Term Incentive Plan (Proposal 4) would increase the Company stock overhang percentage by 8.3% to approximately 18.2% total.

Accordingly, JCP intends to vote AGAINST Proposal 3 at the 2021 Annual Meeting and believes that all stockholders of the Company should vote AGAINST Proposal 3.

Stockholders interested in discussing this matter further or learning more should contact JCP at the number below.

About JCP Investment Management:

JCP Investment Management, LLC is an investment firm headquartered in Houston, TX that engages in value-based investing across the capital structure. JCP follows an opportunistic approach to investing across different equity, credit and distressed securities largely in North America.

Investor Contact:

James C. Pappas

JCP Investment Management, LLC

(713) 333-5540

PLEASE NOTE: JCP is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.